SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  3)

1.

Technical Reports and News Releases

Technical Reports

The registrant has filed two Technical Reports with the British Columbia Securities Commission, the Ontario Securities Commission and the TSX Exchange – Toronto.  One report is on the Changkeng Gold Property (as reported in May 17, 2004 News Release) and the other on the Fuwan Silver Property (as reported in May 26, 2004 News Release).

These reports are attached as exhibits.

May 17, 2004 News Release

The registrant has signed a 30-year Joint Venture Agreement to explore, develop, mine and market resources of the Changkeng Gold Property (1.19 square km) in Gaoyao City of Guandong Province, China.

MINCO will form a Sino-foreign joint venture (“JV”), with initial investment of 100 million RMB (approximately C$16.6 million) where it will have the right to earn 51% equity interest of the JV through a contribution of 51 million RMB (approximately C$8.5 million). The partners of the JV partners are: Guandong Geological Exploration and Development Corporation, Zhuhai Zhenjie Development Ltd, and Foshan Baojiang Nonferrous Metals Corporation.

An independent technical report on the Changkeng Gold Property has been prepared by Lyle Morgenthaler P.Eng., (“Qualified Person”) and Ruijin Jiang M.Sc., Minco’s Geologist, pursuant to National Instrument 43-101. In a report to be filed on SEDAR in May 2004 the independent consultant did not carry out an independent resource estimation but reviewed the Chinese estimate and concluded that the estimate was professionally prepared, without bias and that the estimate can be regarded as an Inferred Resource within the framework of CIM guidelines.

Further delineation diamond drilling has been carried out since the above resource estimate was made, both by the 757 Geological Exploration Team (8 drill holes) and by a large Canadian gold mining company (7 drill holes), which expanded the resource and has helped to establish its continuity.

The JV plans to undertake an exploration program including trenching, diamond drilling and driving of adits to upgrade the resource base. There is potential to increase the 800-metre strike length by expanding the resource limits to the northeast and southwest, both of which are open.

A new resource estimate will then be made by the independent consultant on completion of the planned exploration program. This will form the basis for a decision to proceed to a feasibility study.

This project  is subject to appropriate Chinese government approvals.

May 26, 2004 News Release

The registrant has signed a 30-year Joint Venture Agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the

Fuwan Silver Property adjacent to MINCO’s Changkeng Gold Joint Venture in Guangdong Province, China (announced May 17, 2004).  MINCO and GGEDC will form the Silver Joint Venture Enterprise (“JV”), with investment of 30 million RMB (approximately C$5 million) through phased contributions in the proportion of 70% MINCO (total 21 million RMB or approximately C$3.5 million) and 30% GGEDC. The core properties under the General Exploration Permit are located in Gaoming Region, Foshan City of Guangdong Province.

An independent technical report on the Fuwan Silver Property will be filed on SEDAR in May 2004 by Lyle Morgenthaler P.Eng (“Qualified Person”) and Ruijin Jiang, MSc., MINCO’s geologist, pursuant to National Instrument 43-101. The independent consultant has not prepared an independent resource estimation. The study concludes that the Chinese resource estimate, which covers an area larger than that of the Fuwan Silver Property, was professionally prepared, without bias and that the Chinese estimate can be regarded as an Inferred Resource within the framework of CIM guidelines. The Chinese resource estimate indicates that the Fuwan silver resource extends into the Changkeng Gold Property where it is stratigraphically below the Changkeng gold resources. However, the quality and quantity of this mineralization are not readily available from within the Chinese resource estimates, and must await results of a new resource estimation to be made on completion of the next delineation diamond drilling program.

This agreement is subject to appropriate Chinese government approvals and a finder’s fee of 100,000 common Minco shares will be paid to a third party associated with the acquisition of this property.

The Registrant currently has 30,080,136 issued and outstanding common shares.

2.

Exhibits

2.1

    News Release dated May 17, 2004;

2.2

    News Release dated May 26, 2004;

2.3

    43-101 Report on the Changkeng Gold Property by Lyle Morgenthaler and Ruijin Jiang dated May 27,  2004; and

2.4

    43-101 Report on the Fuwan Silver Property by Lyle Morgenthaler and Ruijin Jiang dated May 27,    2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

Date:    June 1, 2004

/s/ William Meyer

William Meyer

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